OPKO HEALTH, INC.

4400 Biscayne Boulevard

Miami, Florida 33137

Telephone: (305) 575-4100

July 15, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention: Alla Berenshteyn

Re:	OPKO Health, Inc.

Registration Statement on Form S-4

Filed July 2, 2015

File No. 333-205480

Rule 461 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, OPKO Health, Inc. (“OPKO”) requests that the effectiveness of the Registration Statement on Form S-4 (File No. 333-205480) (the “Registration Statement”) be accelerated to 4:00 p.m., Eastern Time, on Friday, July 17, 2015, or as soon thereafter as practicable.

OPKO hereby acknowledges that the disclosure in the Registration Statement is the responsibility of OPKO. OPKO represents to the Commission that:

•	should the Securities and Exchange Commission (the “Commission”) or the Staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve OPKO from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	OPKO may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Robert L. Grossman, Greenberg Traurig, P.A., at (305) 579-0500 with any questions you may have concerning this request. In addition, please notify Mr. Grossman when the request for acceleration has been granted.

Sincerely,

OPKO HEALTH, INC.

By:	/s/ Adam Logal
Name:	Adam Logal
Title:	SVP, CFO, CAO & Treasurer